                                                                   EXHIBIT 99.1

                       LASERMEDIA COMMUNICATIONS CORP.

                                PRESS RELEASE

FOR IMMEDIATE RELEASE        Press Release #8
Toronto, Ontario             May 7, 1998



               LASERMEDIA AND TRC TEAM UP FOR FITNESS SUCCESS!

LaserMedia Communications Corp. (CDN:LMCD)
Issued and Outstanding - 13,222,240 Common Shares


TORONTO - MAY 7, 1998, LaserMedia, Inc. (currently trading on the CDN - Toronto, under the symbol "LMCD") and TRC Fitness Inc. announce that both parties have signed a letter of intent which states that TRC will have the Canadian distribution rights of LaserMedia's successful ActiveTM line of products.

"This agreement will take LaserMedia products into the over 2,400 fitness locations serviced by TRC" says Brian Gibson, C.O.O. of LaserMedia, "In addition, it opens up significant OEM and bundling opportunities for LaserMedia to form strategic alliances with TRC's exclusive list of suppliers".

As well, this agreement will give LaserMedia the opportunity to develop interactive fitness products exclusively for TRC's Body Break(R) brand and Reebok(R) license. TRC will have the exclusive rights under this agreement to market these brands internationally.

"One of TRC's goals is to bring the high tech world closer to the relatively low tech world of fitness", says Tony Caparotta, President of TRC Fitness Inc., "Through LaserMedia's innovative technology, TRC Fitness will be able to create a strong link between the commercial and home consumer fitness markets. We believe that these products will help to improve the results, and increase the enjoyment, of exercising for fitness enthusiasts everywhere"

TRC Fitness Inc. is Canada's largest fitness supplier with exclusive distribution or licensing rights of prominent retail and commercial brands including: Stairmaster(R), Reebok(R), Cybex(R), Body Break(R), The Step(R), The Original Ab-Trainer(R) and now (LaserMedia's) ActiveTM line of interactive products. TRC is a fully integrated fitness company servicing a wide cross section of both the Canadian and International markets with distribution capabilities in all of the major fitness clubs (in Canada), department stores, sporting goods stores, etc. TRC expands the role of a traditional distributor by focusing on building brand equity. "We see a tremendous opportunity in building LaserMedia's, ActiveTM line as a brand" adds Tony Caparotta.

The agreement will assist LaserMedia in fulfilling its goal of establishing a strong presence in the Health & Fitness retail markets by forming strategic partnerships. These markets are expected to have an even better sell through than the traditional computer channels.

LaserMedia is a leading producer and publisher of interactive health and fitness software on CD-ROM and the internet. The ActiveTM line of products currently includes: Active TrainerTM, Active Body BlastTM and Active PlannerTM. These products are currently available in major computer retail outlets such as "Best Buy", "Comp USA", "Computer City", "Chapters" and "MediaPlay".

Lasermedia's head office is located in Toronto, Ontario, www.LaserMedia.com

For further information, contact:
Peter Duncan or Jack Wall
Investor Relations, RT Equity Inc.
(416) 967-4779

The information herein has not been approved or disapproved by regulatory authorities.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Lasermedia Communications Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    LASERMEDIA COMMUNICATIONS CORP.



Date:  May 18, 1998                 By /s/ Robert Brian Gibson
                                      -----------------------------
                                           ROBERT BRIAN GIBSON
                                           Chief Operating Officer,
                                           Chief Financial Officer